UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  January 20, 2005

iStar Financial Inc.

(Exact name of registrant as specified in its charter)

Maryland	1-15371	95-6881527
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1114 Avenue of the Americas, 27th Floor New York, New York		10036
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:  (212) 930-9400

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01     Entry into a Material Definitive Agreement.

On January 20, 2005, iStar Financial Inc. (“iStar Financial”) announced that it signed a definitive agreement to acquire Falcon Financial Investment Trust (“Falcon”), an independent finance company dedicated to providing long-term capital to automotive dealers throughout the United States.  Under the terms of the Agreement and Plan of Merger, dated January 19, 2005, between iStar Financial, Flash Acquisition Company LLC, a wholly owned subsidiary of iStar Financial (“iStar Subsidiary”), and Falcon (the “Merger Agreement”), iStar Financial will commence a cash tender offer to acquire all of Falcon’s outstanding shares at a price of $7.50 per share, for an aggregate equity purchase price of approximately $120 million.  Following successful completion of the tender offer, any remaining shares of Falcon will be acquired in a cash merger at the same price.  The board of directors of iStar Financial and the board of trustees of Falcon have approved the agreement.  The transaction is subject to customary conditions, including the tender of a majority of the shares of Falcon in the tender offer and is expected to close in the first half of 2005.  A copy of the Merger Agreement is attached as Exhibit 99.1.

Concurrently with the execution of the Merger Agreement, iStar Financial also entered into Shareholder Agreements with the trustees of Falcon under which each trustee has agreed, among other things, to tender all of his or her Falcon common shares in the tender offer and to grant a proxy to iStar Financial to vote his or her shares in support of the transactions contemplated by the Merger Agreement and against alternative proposals, subject to certain conditions.  If the Merger Agreement is terminated for any reason, each Shareholder Agreement would also terminate.  In addition, two Falcon trustees agreed to resign from Falcon’s board upon completion of the tender offer if requested by iStar Financial.  Forms of these Shareholder Agreements are attached as Exhibit 99.2 and 99.3.

Pursuant to a Share Option Agreement, dated as of January 19, 2005, if Falcon shares representing 85% of Falcon’s outstanding shares are tendered in response to the tender offer, Falcon has agreed to issue such number of Falcon common shares at the tender offer price as is necessary for iStar Subsidiary to obtain ownership of at least 90% of the issued and outstanding common shares.  The option will expire prior to the earlier of (i) the effectiveness of the merger, (ii) the termination of the Merger Agreement or (iii) 5:00 p.m., New York City time on the 30th business day following the consummation of the tender offer.  A copy of the Option Agreement is attached as Exhibit 99.4.

ITEM 8.01     Other Events.

On January 20, 2005, iStar Financial issued a press release announcing its agreement to acquire Falcon.  A copy of the press release is attached as Exhibit 99.5.

ITEM 9.01     Financial Statements and Exhibits.

(c)           Exhibits

99.1                 Agreement and Plan of Merger, dated as of January 19, 2005, among iStar Financial Inc., Flash Acquisition Company LLC and Falcon Financial Investment Trust.

99.2                 Form of Shareholder Agreement, signed on January 19, 2005 by Vernon B. Schwartz, David A. Karp, Thomas F. Gilman, James K. Hunt, and Maryann N. Keller.

99.3                 Form of Shareholder Agreement, signed on January 19, 2005 by George G. Lowrance and Thomas R. Gibson.

99.4                 Share Option Agreement, dated as of January 19, 2005, among iStar Financial Inc., Flash Acquisition Company LLC and Falcon Financial Investment Trust.

99.5                 Press release of iStar Financial Inc. dated January 20, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSTAR FINANCIAL INC.

Date: January 20, 2005	By:	/s/ Jay Sugarman
Jay Sugarman
Chairman and Chief Executive Officer

Date: January 20, 2005	By:	/s/ Catherine D. Rice
Catherine D. Rice
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Agreement and Plan of Merger, dated as of January 19, 2005, among iStar Financial Inc., Flash Acquisition Company LLC and Falcon Financial Investment Trust.

99.2	Form of Shareholder Agreement, signed on January 19, 2005 by Vernon B. Schwartz, David A. Karp, Thomas F. Gilman, James K. Hunt, and Maryann N. Keller.

99.3	Form of Shareholder Agreement, signed on January 19, 2005 by George G. Lowrance and Thomas R. Gibson.

99.4	Share Option Agreement, dated as of January 19, 2005, among iStar Financial Inc., Flash Acquisition Company LLC and Falcon Financial Investment Trust.

99.5	Press release of iStar Financial Inc. dated January 20, 2005.